Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,								Oct 6, 2009 (date of
	2013		2012		2011		2010		Inception) to December 31, 2009
Earnings:
Pre-tax loss from continuing operations	$(19,279)		$(6,339)		$(3,419)		$(1,762)		$(1)
Add:
Fixed charges	10,673		4,994		5,264		1,874		-
Less:
Preference security dividend requirement	-		-		(1,354)		(804)		-
Total earnings	$(8,606)		$(1,345)		$491		$(692)		$(1)
Fixed charges:
Interest expensed and capitalized	$10,673		$4,994		$3,910		$1,070		$-
Preference security dividend requirements	-		-		1,354		804		-
Total fixed charges	$10,673		$4,994		$5,264		$1,874		$-

Ratio of earnings to fixed charges(1)	-0.81	x	-0.27	x	0.09	x	-0.37	x	-

Deficiency	$19,279		$6,339		$4,773		$2,566		$1

(1)	The ratio of earnings to fixed charges was less than one-to-one for the years ended December 31, 2013, 2012, 2011, 2010 and for the period from October 6, 2009 (date of inception) to December 31, 2009. For the year ended December 31, 2013, the total fixed charges were $10.7 million and the total losses were $8.6 million, resulting in a total deficiency of $19.3 million. For the year ended December 31, 2012, the total fixed charges were $5.0 million and the total losses were $1.3 million, resulting in a total deficiency of $6.3 million. For the year ended December 31, 2011, the total fixed charges were $5.3 million and the total earnings were $0.5 million, resulting in a total deficiency of $4.8 million. For the year ended December 31, 2010, the total fixed charges were $1.9 million and the total losses were $0.7 million, resulting in a total deficiency of $2.6 million. For the period from October 6, 2009 (date of inception) to December 31, 2009, there were no fixed charges and total losses were approximately $1,000.